EXHIBIT 99.2

April 26, 2004

Dear Community Capital Corporation Shareholder:

          Please find enclosed a corrected proxy card for the meeting of the Community Capital Corporation shareholders to be held on May 19, 2004. An item to be voted on was inadvertently omitted from the original proxy card previously mailed to you. As a result, the original incorrect proxy cards are being discarded.

          Please take a few moments to vote your shares using the enclosed corrected proxy card. Please sign and return the enclosed proxy card in the envelope provided, even if you have returned the previous incorrect proxy card. Please return the enclosed corrected proxy card so that it is received by May 19, 2004. We apologize for any inconvenience this may have caused. If you have any questions, please contact our investor relations office at (864) 941-8242.

Sincerely yours,

/s/ William G. Stevens William G. Stevens President